WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

March 9, 2020

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on February 20, 2020 regarding the Trust’s Post-Effective Amendments (“PEA”) No. 726 and 727, which were filed with the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2020 for the purpose of implementing material changes to the WisdomTree Emerging Markets ESG Fund, WisdomTree International ESG Fund, and WisdomTree U.S. ESG Fund (each, a “Fund” and together, the “Funds”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

(1)	WisdomTree Emerging Markets ESG Fund and WisdomTree International ESG Fund Prospectuses:

1.	Comment: The Staff notes that, in the fee table, the “other expenses” line item is listed as 0.00%. Please confirm if the Funds have any other expenses.

Response: The Registrant confirms that each Fund operates under a unitary fee structure and does not currently anticipate that other Fund expenses borne by the Fund’s shareholders will equal or exceed 0.005% of the Fund’s average net assets.

2.

Comment: Please note that the term “ESG” represents a focus on a specific investment strategy and is covered by Rule 35d-1(a)(2) (the “Names Rule”) and the applicable 80% test. Please further note that the terms Emerging Markets and International also each represent a focus on investments in a specific geographic region and are covered by the Names Rule and the applicable 80% test or other applicable guidance. Please include the criteria for investments that are used to meet these standards.

Response: The Registrant confirms that the Emerging Markets ESG Fund has an 80% Names Rule policy related to its use of the term “Emerging Markets,” and the Fund’s 80% policy, as well as its applicable eligibility criteria, is included under the “Additional Information About the Funds – Additional Information About the Funds’ Investment Strategies” section. With respect to the International ESG Fund, the term “International” is not subject to the Names Rule. As noted in footnote 42 of the adopting release for the Names Rule and as restated in the “Frequently Asked Questions about Rule 35d-1” published by the Staff of the SEC Division of Investment Management shortly after the adoption of the rule, “the terms ‘international’ and ‘global’ connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.” Nonetheless, the International ESG Fund has an 80% policy to invest in non-U.S. equity securities, which is also set forth in the “Additional Information About the Funds – Additional Information About the Funds’ Investment Strategies” section. In addition, applicable eligibility criteria is included in such section.

March 9, 2020

However, the Registrant respectfully disagrees with the Staff’s position with respect to the applicability of the Names Rule to the use of the term “ESG” in the Fund’s name. The Registrant notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the SEC Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% Policy pursuant to the Names Rule. With respect to the term “ESG” in each Fund’s name, the Registrant believes that it does not suggest a particular type of investment, but rather that it reflects the investment strategy and philosophy utilized by the Adviser as described in the Prospectus, in particular the Adviser’s consideration of favorable environmental, social and governance factors and creation of aggregate sustainability scores for purposes of determining the companies that qualify for inclusion in the Fund’s investable universe and the weighting of those companies in the Fund’s portfolio. In “ESG Investing Risk”, the ESG focus for the Fund is specifically described as a strategy. Hence, the Registrant considers “ESG” in the Fund name to be more analogous to terms like “growth” or “value” than to the types of words that trigger 80% tests under Rule 35d-1. The Registrant further notes that a number of other registered funds include the term “ESG” in their names and do not have an applicable 80% test in their prospectuses.

3.

Comment: Please disclose if the International ESG Fund will invest in emerging markets. If so, please include the requisite disclosure in the Fund’s principal investment strategies and principal risks.

Response: The Registrant confirms that the Fund does not currently intend to invest in securities from emerging markets as part of its principal investment strategies.

4.

Comment: The second sentence of the second paragraph of each Fund’s “Principal Investment Strategies of the Fund” section refers to a “sustainability score”. Please disclose who determines this score and what factors are considered to ensure that the determination is not subjective.

Response: The Registrant has revised the second sentence of the second paragraph of each Fund’s “Principal Investment Strategies of the Fund” section with the following disclosure (new language in bold):

March 9, 2020

In addition, WisdomTree Asset Management seeks to identify equity securities with positive ESG characteristics as determined by a company’s Sustainability score, which is a composite score based on independent third party ESG research and data and measures a company’s ESG impact along with its exposure to potential controversies.

5.

Comment: Please clarify if the parenthetical in the last sentence of the second paragraph of each Fund’s “Principal Investment Strategies of the Fund” section is describing what a “modified market-capitalization basis” is.

Response: The Registrant believes that the use of the parenthetical adds clarity regarding what is meant by modified market-capitalization and italics have been added to more clearly call out that the Sustainability score is considered in the weighting.

In addition, securities are weighted on a modified market-capitalization basis taking into consideration the Sustainability score (i.e., securities with a higher market capitalization and a higher Sustainability score are more heavily weighted).

6.	Comment: Please include small-capitalization investing risk under each Fund’s “Principal Risks of Investing in the Fund” section, if applicable.

Response: The Registrant notes that small-capitalization investing risk is not currently a principal risk of the Funds.

7.

Comment: In the last sentence of the “ESG Investing Risk” in the “Principal Risks of Investing in the Fund” section, the risk disclosure language notes that “…securities in the Fund may not exhibit positive or favorable ESG characteristics”. Please disclose if these securities would be a part of the Funds’ 20% investment limitations.

Response: The Registrant has revised the “ESG Investing Risk” as follows (new language in bold):

ESG Investing Risk. The Fund’s ESG investment strategy limits the types and number of investment opportunities available to the Fund and, as a result, the Fund may underperform other funds that do not have an ESG focus. The Fund’s ESG investment strategy may result in the Fund investing in securities or industry sectors that underperform the market as a whole or underperform other funds screened for ESG criteria. In addition, companies selected for inclusion in the Fund may not exhibit positive or favorable ESG characteristics at all times and may shift into and out of favor depending on market and economic conditions.

8.

Comment: The Staff notes the inclusion of a “Currency Exchange Rate Risk” in each Fund’s “Principal Risks of Investing in the Fund” section. Please include currency exchange in the Fund’s investment strategy or remove it from the principal risks.

March 9, 2020

Response: The Registrant notes that investing in or exchanging currencies is not a principal investment strategy of the Funds. Rather, since each Fund invests in foreign securities as part of its principal investment strategies, the change in value of the applicable currency associated with that foreign security will affect the value of that Fund’s investment. Accordingly, this type of risk associated with investing in foreign securities has been included as a principal risk.

9.

Comment: In the “Geographic Investment Risk” in the International ESG Fund’s “Principal Risks of Investing in the Fund” section, please disclose the countries, including emerging markets, if applicable, that the Fund will invest in.

Response: As noted in response to Comment 3, the International ESG Fund does not currently intend to invest in securities from emerging markets as part of its principal investment strategies and, as a result, applicable risk disclosure is not necessary. In addition, the risk has been revised as follows (new language in bold):

Geographic Investment Risk. To the extent the Fund invests a significant portion of its assets in securities of companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region. The Fund currently invests a significant portion of its assets in companies organized in Japan and Europe, particularly the United Kingdom, although this may change from time to time. The impact of Brexit on the United Kingdom, the European Union (“EU”) and global markets remains unclear and will depend largely upon the United Kingdom’s ability to negotiate favorable terms with the EU with respect to trade and market access. As a result of this uncertainty, the economies of the United Kingdom and Europe, as well as the broader global economy, could be significantly impacted by Brexit, which may result in increased volatility and illiquidity, and potentially lower economic growth in each of these markets.

In addition, detailed information on the specific country risks is included in the “Additional Information About the Funds – Additional Principal Risk Information About the Funds” section of the Fund’s Prospectus.

10.	Comment: In the “Average Annual Total Returns” table in each Fund’s Prospectus, please explain why the listed index is the appropriate broad-based securities market index for each Fund.

Response: The Registrant believes that each Fund’s listed index is an “appropriate broad-based securities market index” within the meaning of the Form N-1A definition and related SEC guidance. Each Fund’s listed index is calculated and administered by an organization that is not an affiliated person of the Funds, the investment adviser, or principal underwriter, as required by the definition in Form N-1A. In addition, the Registrant believes that the listed indexes are “appropriate,” as each reflects the market for the applicable Fund’s principal investments. The Registrant also believes that the listed indexes represent a sufficiently broad segment of the securities market.

March 9, 2020

(2)	WisdomTree Emerging Markets ESG Fund’s Prospectus only:

11.	Comment: Please disclose the method that is used to determine if a country qualifies as an emerging market.

Response: The Registrant notes that disclosure is included in the “Additional Information about the Fund – Additional Information about the Fund’s Investment Strategies” section of the Fund’s Prospectus that identifies the specific criteria and specific emerging market nations from which the equity securities are eligible.

12.

Comment: In the “Additional Information about the Fund – Additional Information about the Fund’s Investment Strategies” section, the Staff notes that there are 17 countries listed as eligible for investment as emerging market countries. Please include the appropriate risk disclosure relating to each applicable emerging market country.

Response: The Registrant notes that the “Geographic Investment Risk” in the Emerging Markets ESG Fund’s “Principal Risks of Investing in the Fund” section has been revised as follows (new language in bold):

Geographic Investment Risk. To the extent the Fund invests a significant portion of its assets in securities of companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region. The Fund currently invests a significant portion of its assets in companies organized in China and Taiwan, although this may change from time to time.

Detailed risk information about the specific emerging market nations in which the Emerging Markets ESG Fund has significant investment exposure (e.g., China, Taiwan) is included in the “Additional Information About the Funds – Additional Principal Risk Information About the Funds” section of the Funds’ Prospectus beneath the “Geographic Investment Risk” description.

(3)	WisdomTree U.S. ESG Fund’s Prospectus only:

13.

Comment: Please note that the term “ESG” represents a focus on a particular type of investment and is covered by the Names Rule and the applicable 80% test. Please further note that the term “U.S.” also represents a focus on investments in a specific geographic region and is covered by the Names Rule and the applicable 80% test. Please include the criteria for investments that are used to meet these standards.

Response: The Registrant confirms that the term “U.S.” is covered by the Names Rule. In the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section, the Adviser states the applicable 80% test for the Fund.

With respect to the applicability of the Names Rule to the use of the term “ESG” in the Fund’s name, please see the response to Comment 2 above.

March 9, 2020

14.

Comment: Please disclose the market capitalizations in which the Fund expects to invest. The Staff notes that only Large-Capitalization Investing Risk is included in the “Principal Risks of Investing in the Fund” section of the Prospectus.

Response: The Registrant notes that Mid-Capitalization and Small-Capitalization Investing Risks are not currently Principal Risks of the Fund.

15.	Comment: Please disclose if the Fund intends to invest in any foreign or emerging markets issuers.

Response: The Registrant confirms that the Fund does not currently intend to invest in foreign or emerging markets issuers as part of its principal investment strategies.

16.

Comment: The second sentence of the second paragraph of the Fund’s “Principal Investment Strategies of the Fund” section refers to a “sustainability score.” Please disclose who determines this score and what factors are considered to ensure that the determination is not subjective.

Response: Please see the response to Comment 4 above.

17.

Comment: Please clarify if the parenthetical in the last sentence of the second paragraph of the Fund’s “Principal Investment Strategies of the Fund” section is describing what a “modified market-capitalization basis” is.

Response: Please see the response to Comment 5 above.

18.	Comment: Please include the Fund’s performance information in the revised Prospectus filing.

Response: The Fund’s performance information has been added to the Prospectus.

19.	Comment: In the “Average Annual Total Returns” table in the Fund’s Prospectus, please explain why the listed index is the appropriate broad-based securities market index for the Fund.

Response: Please see the response to Comment 10 above.

20.

Comment: The Staff notes that in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section, there is an 80% policy relating to the term “U.S.” Please include an 80% policy for the term “ESG” or revise the Fund’s name.

Response: Please see the response to Comment 2 above.

21.	Comment: Please confirm if the Fund has any acquired fund fees and expenses.

Response: The Registrant confirms that the Fund does not have any acquired fund fees and expenses.

March 9, 2020

(4)	The Funds’ Statement of Additional Information:

22.

Comment: The Staff notes that Rule 423 under the Securities Act of 1933 (the “1933 Act”) requires the prospectus to be dated the approximate effective date of the registration statement and that the statement of additional information (“SAI”) should be available at the same time that the prospectus is available. Please conform the dates so that the filings comply with the rules of the 1933 Act and Form N-1A.

Response: The Registrant has re-dated the SAI for (i) the International ESG Fund and Emerging Markets ESG Fund as follows: Dated November 1, 2019, as amended March 16, 2020, except Dated March 16, 2020 for the International ESG Fund and Emerging Markets ESG Fund; and (ii) the US ESG Fund as follows: Dated August 1, 2019, as amended March 16, 2020, except Dated March 16, 2020 for the US ESG Fund.

23.	Comment: In the “Investment Limitations” section, confirm that the concentration limitation has not changed for the Funds as a result of restructuring from index funds to active funds.

Response: Confirmed. Although the Funds converted from index-based funds to actively-managed funds, the Funds’ concentration policies remain unchanged. However, because the Funds no longer have underlying indices, the portion of each Fund’s concentration policy that allows the Fund to concentrate to the extent its index concentrates no longer applies.

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Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar

Ryan M. Louvar

Secretary

cc:	Joanne Antico, Esq. (WisdomTree)
W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)
K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)